

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Peter Bühler
Chief Financial Officer
Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain, France

      Re: Valneva SE
             Form 20-F for the Fiscal Year Ended December 31, 2022
             Filed March 30, 2023
             File No. 001-40377

Dear Peter Bühler:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences